

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

<u>Via E-mail</u>
Mr. J. Gregory Seibly
Chief Executive Officer
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re: Sterling Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
>
> **Current Report on Form 8-K**
> **Filed April 26, 2012**
> **File No. 001-34696**

Dear Mr. Seibly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Definitive Proxy Statement filed March 15, 2012</u>

<u>Executive Compensation</u>

<u>Compensation Discussion and Analysis</u>

<u>2011 Compensation of Named Executive Officers, page 28</u>

1.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2011.   For

example, we note minimal discussion and analysis of how the Committee determined specific RSU awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. In future filings, you should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

2.   In future filings, please expand your discussion to provide additional analysis of the effect of individual performance on RSU awards. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation when making RSU awards. See Item 402(b)(2)(vii) of Regulation S-K.

Interest of Directors, Officers and Others in Certain Transactions, page 61

3.   We note your disclosure that loans to your executive officers and directors are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Form 8-K filed on April 26, 2012

4.   We note your disclosure stating you expect that all of the deferred tax asset valuation allowance will be reversed during the second quarter of 2012, except for the portion that is expected to offset the taxable income for the third and fourth quarters of 2012. We also note from Note 9 of your Form 10-Q for the quarter ended March 31, 2012 that your fully reserved deferred tax asset as of March 31, 2012 was $322 million and that you had recorded a full valuation allowance as you did not meet the required threshold of more likely than not for realizing the benefit of your deferred tax asset. Given your net income before income taxes was $39.1 million in 2011 and $13.29 million during the quarter ended March 31, 2012, please provide us with the preliminary analysis you performed to determine it would be appropriate to reverse your entire deferred tax asset valuation allowance during the second quarter of 2012, except for the portion that is expected to offset the taxable income for the third and fourth quarters of 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or to Michael Clampitt, Senior Attorney, at (202) 551-3434. If you have additional questions regarding financial matters, you may contact me at (202) 551-3423.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief